Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257261

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 25, 2021)

INVESCO DB G10 CURRENCY HARVEST FUND

This Prospectus Supplement No. 2 (“Supplement No. 2”) supplements and amends the Prospectus dated August 25, 2021 (the “Prospectus”), as may be supplemented from time to time.

Effective immediately, the following is added to the “Summary Information – Risk Factors” section beginning on page 2 of the Prospectus:

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Following Russia’s invasion of Ukraine in late February 2022, various countries, including the United States, issued broad-ranging economic sanctions against Russia and Belarus. Such sanctions, and impacts from the conflict and related events, may result in increased volatility in the value of Index Contracts and may have an adverse effect on the performance of the Fund and value of the Shares.

In addition, the following disclosure is added to the “Risk Factors” section beginning on page 12 of the Prospectus:

Risk that Russia’s Invasion of Ukraine May Result in Market Volatility that Could Adversely Affect the Fund’s Performance.

Following Russia’s invasion of Ukraine in late February 2022, various countries, including the United States, Australia, Canada, the United Kingdom, Switzerland, Germany, France, and Japan, as well as NATO and the European Union, issued broad-ranging economic sanctions against Russia and Belarus. The resulting sanctions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events, have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. Impacts from the conflict and related events may result in increased volatility in the value of Index Contracts and may have an adverse effect on the performance of the Fund and value of the Shares.

The Shares trade on the NYSE Arca under the symbol “DBV.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 12 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 2 is May 10, 2022.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBV-PRO-1-SUP-2 051022